Mail Stop 3010

January 19, 2010

Mr. David T. Nguyen
Treasurer and Controller
Santa Fe Financial Corporation
820 Moraga Drive
Los Angeles, CA 90049

      Re: **Santa Fe Financial Corporation**
                  Form 10-KSB for the fiscal year ended June 30, 2008
                  File No. 0-06877

Dear Mr. Nguyen:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Robert Telewicz
Senior Staff Accountant